Exhibit 99.3

Highlights

All information in this report reflects Kinross prior to completion of the Bema Gold Corporation acquisition, unless otherwise noted. Please refer to our Cautionary Statement on Forward-Looking Information on page 16 for risks and material assumptions associated with forward-looking guidance and statements made in this report.

(All dollar amounts are expressed in US$ millions except per share and per ounce data, or as noted)	2006	2005	2004
Financial
Revenue	$905.6	$725.5	$666.8
Cash flow from operating activities	$292.0	$133.7	$161.2
Net earnings (loss)	$165.8	$(216.0)	$(63.1)
Net earnings (loss) - per share	$0.47	$(0.63)	$(0.18)
Cash flow from operating activities - per share	$0.83	$0.39	$0.47

Operating
Gold equivalent ounces - produced	1,476,329	1,608,805	1,653,784
Gold equivalent ounces - sold	1,510,836	1,627,675	1,654,617
Average realized gold price per ounce	$598	$445	$404
Cost of sales per ounce sold	$319	$275	$243
Gold reserves - Proven and Probable (millions of ounces)	27.9	24.7	19.4

Profile
Kinross Gold Corporation, a Canadian-based gold mining company, is the world’s eighth-largest primary gold producer and has the fifth-largest gold reserve base in the industry. With nine operating mines and three major construction projects, located in the United States, Canada, Brazil, Chile and Russia, Kinross employs more than 4,500 people. Kinross maintains a strong balance sheet and a no gold hedging policy.2 Kinross is focused on the strategic objective of maximizing net asset value and cash flow per share through a four-point plan built on: delivering optimal asset performance; hiring and retaining the best talent and teams; delivering on operational building blocks for the future; and driving future value. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

[1]	Source: Toronto Stock Exchange
[2]
As a result of the acquisition of Bema in 2007, the Company acquired a portfolio of hedge contracts for gold and silver related to the pre-existing Kupol project financing. Otherwise, Kinross is not actively engaged in hedging its exposure to prices for gold or silver.

In 2006, Kinross reached a new stage in its objective to maximize cash flow and net asset value for shareholders while delivering safe and environmentally responsible gold production. With the construction start-up at Kinross-owned projects and the completion of the acquisition of Bema Gold Corporation in early 2007, Kinross occupies a true “sweet spot” in today’s universe of gold producers.

With a market capitalization of approximately US$8 billion and projected 2007 gold equivalent production of 1.7 million ounces,3 we are a nimble competitor that is the right size to significantly benefit from the build-out of current projects as well as new discoveries or acquisitions. Our growing portfolio of high-quality assets has laid a great foundation for the future.

Over the next three years, as major projects such as the Paracatu expansion in Brazil, the Kettle River-Buckhorn property in Washington State and the Kupol gold and silver project in eastern Russia are brought on-stream, Kinross’ gold production is projected to grow by approximately 59% while the cost of sales per ounce steadily declines.

[3]	Includes expected production from the assets acquired through the Bema acquisition.

Letter from the President
and Chief Executive Officer

2006 was a year in which Kinross continued to deliver on commitments to all of our stakeholders. Thanks to above-plan performance in our operations and buoyed by a rising gold price, our strategy for disciplined growth is on track to build value today and in the future.

When I joined Kinross two short years ago, it was clear that the Company had abundant potential. But we had to move quickly - on two parallel tracks. First, we needed to improve performance and add management expertise at the Company’s core operations and second, we had to carefully plant and nurture the seeds of future opportunity. By the end of last year, above-plan performance at our current operations and the rising gold price allowed us to reap the benefits of these efforts, as Kinross generated more net earnings in each of the second, third and fourth quarters than in any full year in the Company’s history. Equally important, the landmark acquisition of Bema in early 2007, in conjunction with major development projects at our core operations, sets the stage for rising gold production, and declining costs per ounce, in the years to come.

A Strategy for Disciplined Growth
Introduced in 2005, Kinross’ strategy for disciplined growth is aimed at increasing net asset value and cash flow per share for its investors. We have reported on our progress towards the four key elements on page 6. These elements are as follows:

1. Growth From the Core

Our goal is to deliver strong cash flow from ongoing operations and capital projects at our key mines while running a safe, efficient and environmentally responsible business. In 2006, our mines produced approximately 1.5 million ounces of gold equivalent - slightly ahead of plan. Revenue reached $905.6 million, a 25% increase over 2005 as Kinross realized $598 per ounce of gold sold, an increase of 34% from the previous year. Cost of sales per ounce was $319, about 16% higher than in the previous year, primarily due to industry-wide increases in the price of labour, energy, steel and other inputs. Net earnings reached $165.8 million compared to a loss of $216.0 million in 2005 and cash flow from operating activities increased by more than 118% to $292.0 million.

We also continued to grow the gold reserve base at our core operations with significant increases at seven mines. All told, Kinross’ gold reserves grew by 13% in 2006, net of the year’s production. During the past five years, Kinross’ reserves have grown at an average compound annual growth rate of 38%. This performance did not go unnoticed by the stock market. The 29% increase in the value of Kinross’ share price during 2006 - compared to a 23% rise in the price of gold - made us the top-performing major North American gold stock listed on the Toronto Stock Exchange (TSX).

We also advanced the major capital projects that will drive production growth at our core mines during the next three years. In Brazil, the $470 million Paracatu expansion project is proceeding on time and on budget toward commercial production in 2008. Paracatu is expected to produce an average of more than 550,000 ounces of gold per year in the first five years of full operation at a cost of sales of approximately $230 per ounce. Future mine life is currently projected at 33 years. At Round Mountain, the pre-stripping phase of the pit expansion was completed, adding more than one million ounces to reserves and extending the life of the mine by five years. At the Kettle River-Buckhorn property, construction activity continued to advance and remains on track for initial production in late 2007.

2. Best People and Best Teams

During the past year, Kinross has assembled one of the finest management teams in the industry. It is young and dynamic - with an average age of 46 - and has the experience and leadership skills we’ll need to continue building a successful performance culture at Kinross. Many of these executives come from larger organizations, drawn by the prospect of helping Kinross realize its vision of becoming a highly profitable and growing global gold producer. We have also promoted a number of excellent people from within the organization. I am confident we now have the balance of talent and experience needed to take Kinross to the next stage of its development.
To better align the activities of our people with Kinross’ goals and objectives, we are also taking a disciplined approach to human resource management throughout the organization. Various initiatives - from our new performance management system to succession planning to comprehensive training and compensation programs - have been designed to help Kinross attract and retain the best people in a very competitive business. These important efforts are bearing fruit as evidenced by declining turnover rates and a robust corporate culture.

3. Building Blocks for the Future

We have been carefully building the organizational elements and structure required to support Kinross’ operational and growth plans. These efforts include a regionally streamlined management structure aimed at optimizing operational efficiencies and empowering regional managers. We are also refining the tools Kinross needs to better plan, monitor and control production, costs and financial performance with the extension of our enterprise management systems.

Kinross has developed formal standards of excellence in environment, health and safety. In 2006, we continued to build upon our reputation as a safe and responsible operator as we were recognized with more than a dozen mining industry health, safety and environmental awards.

Although Kinross has earned a reputation for excellence in each of these areas, we know our success depends on the continuous renewal of our social licence to operate. Our responsibility as good corporate citizens extends beyond the mine sites and into the surrounding communities. We aren’t about to rest on our laurels.

Cultivating seedlings at Paracatu as part of its environmental program.

4. New Growth Opportunities

The final element in Kinross’ strategy for disciplined growth is a commitment to upgrade the Company’s asset portfolio. During the past two years, we’ve worked hard to streamline our operations by eliminating non-core assets. This process continued in 2006 with the disposition of properties and other non-core assets such as George/ Goose Lake, New Britannia, Lupin (announced in 2006 and completed in 2007), Aquarius, Blanket and various equity positions.

At the same time, we’ve been sharpening our focus on the most promising opportunities to increase Kinross’ cash flow in the future. For example, in August 2006, we acquired Crown Resources Corporation which cleared the way for construction of the Kettle River-Buckhorn project to feed our Kettle River mill in Washington State.

The year’s most significant transaction, and one that best illustrates our Four-Point Strategic Plan in action, was the announcement of the landmark acquisition of Bema on November 6, 2006. On February 27, 2007, Kinross completed this US$3.1 billion acquisition which adds assets that complement our strong growth profile and strengthens our regional presence in Chile and Russia.
More specifically, the Bema acquisition increases Kinross’ 2006 reported gold reserves on a pro forma basis by 63% and 2006 reported gold resources by 70%. It also increases our ownership of the Refugio mine in Chile from 50% to 100% and brings us Kupol in Russia, a world-class gold and silver project that will be coming on line in 2008. The acquisition includes a 49% interest in the Cerro Casale project in Chile, one of the world’s largest undeveloped copper-gold projects. We will advance our plans for this asset through 2007. Kinross possesses a well-balanced, low-risk reserve profile in North America (17%), Brazil (37%), Chile (38%) and Russia (8%) and a projected growth in production of approximately 59% through 2009. The acquisition of Bema also brings us a first-rate operating team at Kupol and further development opportunities in Chile and Russia. Kinross now has one of the best project pipelines in the industry with a good balance of exploration, development and construction projects. What’s more, we expect to have a very attractive cost profile going forward as the new projects each add to our production base at costs substantially below our current level.

A Promising Outlook
I am confident that we are building a great gold company at Kinross. The fundamentals for gold bullion remain strong thanks to rising global demand and constrained supply. In the meantime, we have a strong operating platform and excellent new projects proceeding at Paracatu, Kupol and Kettle River-Buckhorn.

Kinross is ready to make the most of these opportunities. We have a dynamic and experienced management team. We have the financial strength to fund our project pipeline, with a strong balance sheet and substantial liquidity, and we enjoy the prospect of rising cash flow from increasing production and decreasing cash costs.

In closing, I wish to thank our investors for their continuing support. I would also like to express my appreciation to our employees for the spirit and dedication that is so fundamental to our success. I am confident that we will continue to deliver on Kinross’ strategy for disciplined growth.

Four-Point Strategic Plan Progress Report

Kinross continued to deliver against its Four-Point Strategic Plan in 2006 through a series of important initiatives.

	1. Growth From the Core	2. Best People and Best Teams	3. Building Blocks for the Future	4. New Growth Opportunities
Paracatu Expansion	m	●	m	m

Kettle River-Buckhorn Construction	m	●	m	m

Launch Bema Acquisition	●	●	●	m

Round Mountain Optimization	m	●	m	n/a

Fort Knox Optimization	m	m	m	m

Excellence in EH&S	●	●	●	n/a

Management and Board	●	●	●	●

Exploration Progress	●	●	●	●

Continuous Improvement	m	m	m	m

Strong Liquidity	●	n/a	●	n/a

Reserve Growth	●	●	●	●

● completed m in progress

Operations and Major Growth Initiatives

During the next three years, gold equivalent production from our existing assets is expected to grow substantially. Meanwhile, cost of sales will decline significantly. Projects nearing completion at Paracatu, Kettle River-Buckhorn and Kupol will account for most of Kinross’ extraordinary growth profile.

Operations at a Glance

North America
Fort Knox
Alaska, USA
Mining: Open pit
Processing: Carbon-in-pulp (CIP), gravity
Kinross Proportionate Share
2006 gold equivalent production (ounces)	333,383
2006 cost of sales (per ounce)	$300
Year-end reserves - gold (ounces)	2.71 million
Ownership	100%

Round Mountain
Nevada, USA
Mining: Open pit
Processing: Heap leach, carbon-in-leach (CIL), gravity
Kinross Proportionate Share
2006 gold equivalent production (ounces)	335,115
2006 cost of sales (per ounce)	$284
Year-end reserves - gold (ounces)	1.95 million
Ownership	50%

Porcupine Joint Venture
Ontario, Canada
Mining: Open pit and underground
Processing: CIP, gravity
Kinross Proportionate Share
2006 gold equivalent production (ounces)	156,735
2006 cost of sales (per ounce)	$372
Year-end reserves - gold (ounces)	1.71 million
Ownership	49%

Musselwhite
Ontario, Canada
Mining: Underground
Processing: CIP, gravity
Kinross Proportionate Share
2006 gold equivalent production (ounces)	69,834
2006 cost of sales (per ounce)	$447
Year-end reserves - gold (ounces)	565,000
Ownership	32%

South America

Paracatu
Minas Gerais, Brazil
Mining: Open pit
Processing: Flotation, CIL, gravity
Kinross Proportionate Share
2006 gold equivalent production (ounces)	174,254
2006 cost of sales (per ounce)	$332
Year-end reserves - gold (ounces)	16.39 million
Ownership	100%

Crixas
Goias, Brazil
Mining: Underground
Processing: Merrill-Crowe, gravity
Kinross Proportionate Share
2006 gold equivalent production (ounces)	97,009
2006 cost of sales (per ounce)	$186
Year-end reserves - gold (ounces)	433,000
Ownership	50%

La Coipa
Atacama Region, Chile
Mining: Open pit
Processing: Merrill-Crowe
Kinross Proportionate Share
2006 gold equivalent production (ounces)	155,180
2006 cost of sales (per ounce)	$309
Year-end reserves - gold (ounces)	432,000
Year-end reserves - silver (ounces)	27.78 million
Ownership	50%

Refugio*
Atacama Region, Chile
Mining: Open pit
Processing: Heap leach
Kinross Proportionate Share
2006 production (ounces)	116,868
2006 cost of sales (per ounce)	$341
Year-end reserves - gold (ounces)	2.72 million
Ownership	50%*

*
As of February 27, 2007, Kinross owns 100% of the Refugio mine as a result of the completion of the Bema acquisition. However, operating results and reserves for the year ended December 31, 2006, above reflect only Kinross’ 50% interest as of that date.

Paracatu

Expanding a Proven Reserve
Located near the town of Paracatu, 200 kilometres southeast of Brasilia, the Paracatu mine is a large-tonnage open pit operation which began production in 1998.

Kinross began an aggressive drilling campaign in 2005 which resulted in an 80% increase in reserves at year-end 2005, compared with year-end 2004. The Company then began looking at options for optimizing and expanding the operations to improve net asset value.

The optimization study was completed in 2006, and in August Kinross’ Board of Directors approved a $470 million expansion project to increase mill throughput to 55 million tonnes per year in the first five years from 17 million tonnes last year, which is scheduled for completion in 2008. During a five-year period beginning in 2009, the project is expected to result in average annual production of 557,000 ounces of gold at an average cost of sales of approximately $230 per ounce.

Buckhorn

New Life at Kettle River
Kinross acquired the Buckhorn property in Washington State through the acquisition of Crown Resources in August 2006.

The Buckhorn property is located in north-central Washington State, approximately 76 kilometres by road from Kinross’ Kettle River mill. Construction began on the Buckhorn property in September 2006, and is on schedule for completion and initial production in late 2007. The Buckhorn project is expected to contribute approximately 160,000 ounces of annual average gold production for the first five years beginning in 2008.

Kupol

A High-Grade, Low-Cost Gold and Silver Project
Kinross acquired a 75% interest in the Kupol project in Far Eastern Russia on February 27, 2007, through the acquisition of Bema.

The Kupol project is located in the Chukotka region of Far Eastern Russia, approximately 220 kilometres southeast of the town of Bilibino, the nearest major city. The remaining 25% interest is held by the Chukotka Government.

The Kupol project consists of a high-grade gold and silver vein which remains open along strike. Development of the high-grade Kupol orebody includes the construction of a 3,000 tonne per day mill and will employ both open pit and underground mining methods. Construction began in 2005 and production is expected to begin in late 2008. The mine is expected to output an average of 418,000 gold equivalent ounces per year for the first six and a half years of production at a cost of sales of approximately $130 per ounce. Kupol will become one of the lowest cost gold and silver mines in the world.

Kupol
Russia
Mongolia
China
Japan

Location:	Chukotka region, Russia
Ownership:	75% (less one share)
Partner:	Chukotka Government (25%)
Mining:	Open pit/underground
Processing:	Merrill-Crowe, gravity
Completion date:	Late 2008
Projected annual gold equivalent production:	418,000 oz. (first 6.5 years)
Reserves – gold:	3.34 million oz.
Reserves – silver:	40.67 million oz.
Reserve grade – gold:	16.8 g/t
Reserve grade – silver:	205 g/t
Estimated cost of sales:	$130 per oz.

Other Development and
Exploration Projects

In 2006, Kinross increased its gold reserves by 3.2 million ounces (net of 2006 production) to 27.9 million ounces versus 24.7 million ounces at year-end 2005. This increase is attributed to increased reserves at seven of our mines. Kinross’ discovery cost over the last three years has averaged under $5.00 per reserve ounce. Overall, gold resources increased by 1.9 million ounces (or 31%) to 8.0 million ounces, primarily from the Fort Knox mine and our interest in the Porcupine Joint Venture.

Development
At Paracatu, plant optimization and drilling on the north margin of the pit added 1.4 million ounces to reserves. Completion of the Crown acquisition, infill drilling and updates to the life of mine plan added 0.9 million ounces and drilling on the Pancho deposit added 0.7 million ounces to reserves at Refugio, based on Kinross’ then 50% interest on the property.

At Refugio, we completed a major drill program and redesign on the Pancho orebody, adding 1.3 million ounces to gold resources.

Significant new resources were posted at Fort Knox, where we continue to advance the opportunity to expand the pit, and at the Porcupine Joint Venture, where drill definition not only replaced reserves but expanded the resource base by over 1.3 million ounces to our account, primarily from the Hollinger, Brulan and Pamour projects.

Exploration
Development of the exploration drift at the Round Mountain underground project was completed in November 2006. A drill campaign comprising approximately 13,700 metres that was begun in the third quarter of 2006 is expected to be substantially completed by the end of 2007.

The addition of Bema’s Cerro Casale and Quebrada projects in Chile together with our proposed exploration joint venture with B2Gold in Russia has boosted our commanding exploration position in those two key districts. In addition, we have aggressive plans to explore and extend the mine life of Julietta in Magadan.

In the Maricunga belt of Chile, Kinross now has interests in eight separate exploration projects. In addition to our ongoing campaigns at Refugio and La Coipa, Kinross drilled economic results on two early stage projects in 2006 and is currently drilling on a third. Late in 2006, Bema completed a drill program on the Quebrada project which had already identified an inferred resource of one million ounces. At Cerro Casale, the joint venture is planning a drill campaign to collect metallurgical samples from the deposit. We are enthusiastic about the exploration potential of this project and the entire Maricunga district.

Corporate Responsibility

Kinross recognizes its responsibility to conduct its activities in accordance with the highest health, safety and environmental standards. Maintaining these high standards is vital to our success and continued development. It is our goal to operate to the benefit of our shareholders and our local communities without compromising the long-term capacity of these areas to support productive post-mining uses.

Community
The foundation of the Company’s social responsibility platform is focused on the following principles:
•	Positively contributing to the communities where we operate through local employment and purchasing initiatives and supporting meaningful community development initiatives and charity projects.
•	Targeting our fundraising support and contribution efforts on areas which maximize our programs’ effectiveness.
The causes we have chosen to target are youth, health care and environmental conservation issues.
•	Ensuring that Kinross acts as a “good neighbour” in every aspect of our operations.

In 2006, we supported the communities in which our operations are based through a wide range of charitable and volunteer initiatives. You can find out more about our community-based initiatives at www.kinross.com.

Health and Safety
At Kinross, the effective management of the health and safety of all of our employees, contractors and visitors to our operations is a top priority and one of the cornerstones of our success. During the past few years, our reputation as a safe and responsible operator has been recognized by a number of important health and safety awards including:
•	Maricunga - Achieved Excellent distinction from Mutual de Seguridad Competitive Company certification
•	Paracatu - Brazilian Safety Agency Silver Award for Health and Safety Management
•	Kettle River Operation K2 Mine - Awarded the Sentinel of Safety in the Large Underground Metal Category
•	Round Mountain - Awarded Best Safety Performance for a Large Open Pit Metal Mine, by the Nevada
Mining Association
•	Round Mountain - Placed first in the Elko Mine Rescue Olympiad - Gases and Hazardous Material competitions

Environment
A proven commitment to effective environmental stewardship is a key element of the ongoing success of Kinross. That’s why a strong environmental ethic and sound environmental management programs have been integrated with core business functions at all levels, and at all locations throughout the organization. Kinross believes that sound environmental management practices cannot be separated from good management principles.

This commitment can be seen in the comprehensive system of award-winning environmental programs that minimizes our impact on the environment. You can find more information on our environmental policies and practices - from stringent performance monitoring, to proactive engineering, to sustainable restoration - at www.kinross.com.

Corporate Governance and
Board of Directors

A Commitment to Good Corporate Governance
At Kinross, we recognize the importance of sound corporate governance in the effective management of the Company and the protection of its employees and shareholders. Accordingly, we continually monitor the corporate governance environment to ensure that our policies keep pace with both the letter and the spirit of Canadian and U.S. regulatory guidelines as well as those of the jurisdictions in which we operate, and that our approach keeps pace with evolving best practices. The Company’s corporate governance practices are, in all material respects, compliant with all applicable Canadian corporate governance guidelines and requirements, including Multilateral Instrument 52-110 pertaining to audit committees. In addition, although the majority of the corporate governance listing standards of the New York Stock Exchange (the NYSE Standards) are not applicable to the Company, Kinross’ corporate governance practices are in line with NYSE Standards.

Details of the Company’s corporate governance practices, including a comparison to NYSE Standards, are available for review on our website at www.kinross.com.

Feedback to the Board of Directors
Our shareholders may communicate comments directly to the Board of Directors by writing to the Independent Chairman, care of the Vice President, Administration and Corporate Secretary at Kinross Gold Corporation, 40 King Street West, 52nd Floor, Toronto, Ontario, M5H 3Y2. All correspondence, with the exception of solicitations for the purchase or sale of products and services and other similar types of correspondence, will be forwarded to the Independent Chairman.

Board of Directors

John A. Brough A, C, N, S
Mr. Brough has been President of both Torwest Inc. and Wittington Properties Limited, real estate companies, since 1998. Prior to that, from 1996 to 1998, Mr. Brough was Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Prior thereto, from 1974 to 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer, which position he held from 1986 to 1996.

Tye W. Burt
Mr. Burt was appointed President and Chief Executive Officer of Kinross in March 2005. Prior to that, Mr. Burt held the position of Vice Chairman and Executive Director of Corporate Development with Barrick Gold Corporation. Prior to joining Barrick, Mr. Burt spent 16 years in corporate finance, including serving as Chairman of Deutsche Bank Canada and Deutsche Bank Securities Canada. He also held the position of Global Managing Director of Metals and Mining for Deutsche Bank, co-led the mining group at Nesbitt Burns and led their investment banking division in Vancouver.

John K. Carrington CG, E, S
Mr. Carrington was Vice Chairman and a director of Barrick Gold Corporation from 1999 through 2004. Prior to that Mr. Carrington was Chief Operating Officer of Barrick from 1996 until February 2004. He has also occupied the functions of President and Executive Vice President, Operations of Barrick in 1997 and 1995 respectively.

Richard S. Hallisey CG, E, R
Mr. Hallisey is President and Director of Sullivan Holdings Limited, a position he has held full time since December 2001. From January 1999 to December 2001, Mr. Hallisey was Vice Chairman and Managing Director of National Bank Financial. Prior to his position with National Bank Financial, Mr. Hallisey was Co-founder, Vice Chairman and Director of First Marathon Securities Limited.

John M.H. Huxley A, C, N, R
Mr. Huxley was most recently a principal of Algonquin Management Inc., the manager of the Algonquin Power Income Fund, since 1997 to his retirement in 2006. Prior to that he was President of Algonquin Power Corporation, a builder, developer and operator of hydroelectric generating facilities in Canada and the United States.

John A. Keyes E, R
Mr. Keyes most recently held the position of President and Chief Operating officer of Battle Mountain Gold Company from 1999 to his retirement in 2001. Prior to that, he served as the Senior Vice President - Operations for Battle Mountain with responsibilities for operations in the United States, Canada, Bolivia, Chile and Australia.

Catherine McLeod-Seltzer C, N
Ms. McLeod-Seltzer is Chairman and a director of Pacific Rim Mining Corp. (Pacific Rim). She has been an officer and director of Pacific Rim since 1997. From 1994 to 1996, she was President, Chief Executive Officer and a director of Arequipa Resources Ltd., a publicly traded company which she co-founded in 1992. From 1985 to 1993, she was employed by Yorkton Securities Inc. as an institutional trader and broker, and also as Operations Manager in Santiago, Chile (1991-92).

George F. Michals CG, S
Mr. Michals is President of Baymont Capital Resources Inc., an investment holding company. Mr. Michals has also served as an active member on the boards of a number of private and public companies. Prior to January 2003, Mr. Michals was also Chairman of the board of TVX Gold Inc. and from 1987 to 1990, he held the position of Executive Vice President and Chief Financial Officer of Canadian Pacific Limited.

John E. Oliver, Independent Chairman C, N, S
Mr. Oliver was appointed Senior Vice President, Atlantic Region, Bank of Nova Scotia in March 2004. Mr. Oliver was previously Executive Managing Director and Co-Head of Scotia Capital U.S., Bank of Nova Scotia since October 1999. From 1997 to 1999 Mr. Oliver was Senior Vice President, Corporate and Real Estate Banking of Bank of Nova Scotia and prior thereto, he was Senior Vice President of Real Estate Banking of Bank of Nova Scotia. Mr. Oliver was appointed the Independent Chairman of the Company in August 2002.

Terence C.W. Reid A, E
Mr. Reid retired as Vice-Chairman of CIBC Wood Gundy in 1997 after a career there spanning 31 years during which he provided investment banking services to many of Canada’s leading corporations. He subsequently acted as a consultant in the electricity industry and helped develop an Internet start-up business. Between 2001 and 2003 he was president of Laketon Investment Management, a leading Canadian investment asset manager.

A	Audit Committee
C	Human Resources and Compensation Committee
CG	Corporate Governance Committee
E	Environmental, Health and Safety Committee
N	Nominating Committee
R	Risk Committee
S	Special Committee

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this Annual Report, including the Management Discussion & Analysis forming a part hereof, (collectively, this “Annual Report”) including any information as to the future financial or operating performance of Kinross, constitute “forward-looking statements” within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this Annual Report. Forward-looking statements include, without limitation, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth in this Annual Report as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment or otherwise; (2) permitting, development and expansion at Paracatu proceeding on a basis consistent with our current expectations; (3) permitting and development at the Kettle River-Buckhorn project proceeding on a basis consistent with Kinross’ current expectations; (4) that a long-term lease replacing the short-term lease for the Kupol gold and silver project lands, and construction permits required from time to time, will be obtained from the Russian authorities on a basis consistent with our current expectations; (5) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian ruble and the U.S. dollar will be approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (8) production forecasts meet expectations; and (9) the accuracy of our current mineral reserve and mineral resource estimates. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions, including the acquisition of Bema Gold Corporation; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross’ actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this Annual Report are qualified by these cautionary statements, and those in our most recent Annual Information Form and other filings with the securities regulators of Canada and the United States. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Shareholder Information

Executive Management Committee

Tye W. Burt
President and Chief Executive Officer

Timothy C. Baker
Executive Vice President and Chief Operating Officer

Thomas M. Boehlert
Executive Vice President and Chief Financial Officer

Hugh A. Agro
Senior Vice President, Corporate Development

Geoffrey P. Gold
Senior Vice President and Chief Legal Officer

Ronald W. Stewart
Senior Vice President, Exploration

Lisa M. Zangari
Senior Vice President, Human Resources

Other Officers

Richard A. Baker
Senior Vice President Environmental, Health and Safety

Christopher T. Hill
Senior Vice President and Treasurer

W. Alan Ahlgren
Vice President, Finance

Bradley J. Boland
Vice President and Controller

Robert D. Henderson
Vice President, Technical Services

Shelley M. Riley
Vice President, Administration and Corporate Secretary

Corporate Information

Corporate Office	Annual and Special Shareholders’ Meeting
Scotia Plaza, 52nd Floor	The Annual and Special Meeting of Shareholders will be held at 9:00 a.m. EST on Wednesday, May 2, 2007, at
40 King Street West	the Metro Toronto Convention Centre, Rooms D and F, North Building, 255 Front Street West, Toronto, ON,
Toronto, ON M5H 3Y2 Canada	M5V 2W6, Canada.
Telephone: 416-365-5123
Fax: 416-365-6622	Investor Relations
Toll-Free: 1-866-561-3636	E-mail: info@kinross.com
Website: www.kinross.com
U.S. Office	Toll-Free: 1-866-561-3636
670 Sierra Rose Drive
Reno, NV 89511 USA	Tracey M. Thom
Telephone: 775-829-1000	Director, Investor Relations and Corporate Communications
Fax: 775-829-1666	Telephone: 416-365-1362

Transfer Agent & Registrar	Trading Data
Computershare Investor Services Inc.	TSX
Toronto, ON Canada	K - common
Toll-Free: 1-800-564-6253	K.U - U.S. dollar traded common
K.WT - warrants (exp.12/07/07)
Computershare Trust Company (N.A.)	K.WT.A - warrants (exp.10/22/07)
Denver, CO USA	K.WT.B - warrants (exp. 09/07/11)
Toll-Free: 1-800-962-4284
NYSE
Legal Counsel	KGC - common

Blake, Cassels & Graydon LLP	Additional Information
Toronto, ON Canada	Copies of Kinross publications available at www.kinross.com or from the Company include the Management
Information Circular, the Annual Information Form (AIF) and a Corporate Brochure.
Cassels, Brock & Blackwell LLP
Toronto, ON Canada	Please Note:
There are also certain differences between the corporate governance practices applicable to Kinross and those at
Osler, Hoskin & Harcourt LLP	applicable to U.S. companies under NYSE listing standards. A summary of the significant differences can be found
Toronto, ON Canada	www.kinross.com/ corporate/governance-corp.html.

Parr Waddoups Brown Gee & Loveless
Salt Lake City, UT USA

Auditors
KPMG LLP
Toronto, ON Canada